EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements No. 333-105819, No. 333-107143, and No. 333-136123 on form S-8 of our report dated March 28, 2007, relating to the financial statements and financial statement schedules of Core Molding Technologies, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph that, as discussed in Note 9 to the consolidated financial statements, effective January 1, 2006, the Company changed the manner in which it accounts for share-based compensation; in addition, as discussed in Note 11, the Company changed the manner in which it records the funded status of its postretirement health and life insurance benefits plan effective December 31, 2006), appearing in this Annual Report on Form 10-K of Core Molding Technologies, Inc. for the year ended December 31, 2006.
/s/ Deloitte & Touche LLP
Columbus, Ohio
March 28, 2007